Form 10-K, Exhibit 13
period 1994-06-30
BOLT BERANEK & NEWMAN INC
filed 1994-09-28
CIK 13021

                                                                   Exhibit 13.1


21      Five-Year Financial Summary

22      Managment's Discussion and Analysis

27      Consolidated Statements of Operations

28      Consolidated Balance Sheets

29      Consolidated Statements of Shareholders' Equity

30      Consolidated Statements of Cash Flows

31      Notes of Consolidated Financial Statements

39      Report of Independent Accountants

40      Quarterly Financial Data

41      Board of Directors and Corporate Officers

42      Corporate Headquarters and Information for Shareholders

                                                                                          FIVE-YEAR FINANCIAL SUMMARY
Dollars in thousands, except per-share data             1994           1993          1992         1991          1990
- - -----------------------------------------------------------------------------------------------------------------------
Results of Operations
Revenue                                                $   196,104  $   233,453  $   257,996  $   270,628  $   261,927
                                                       ----------------------------------------------------------------
Income (loss) from operations (1)                      $    (8,444) $   (32,323) $     6,878  $     5,137  $   (38,357)
Interest and other income (expense), net                       620           59       (2,725)       4,065          729
                                                       ----------------------------------------------------------------
Income (loss) before income taxes
   and extraordinary item                                   (7,824)     (32,264)       4,153        9,202      (37,628)
Provision (benefit) for income taxes                                                                  151       (2,824)
                                                       ----------------------------------------------------------------
Income (loss) before extraordinary item                     (7,824)     (32,264)       4,153        9,051      (34,804)
Extraordinary item (2)                                                                 3,648          467
                                                       ----------------------------------------------------------------
Net income (loss)                                      $    (7,824) $   (32,264) $     7,801  $     9,518  $   (34,804)
                                                       ----------------------------------------------------------------
Per-share amounts:
   Income (loss) before extraordinary item             $      (.48) $     (2.05) $       .24  $       .49  $     (1.91)
   Extraordinary item (2)                                                                .22          .03
                                                       ----------------------------------------------------------------
   Net income (loss)                                   $      (.48) $     (2.05) $       .46  $       .52  $     (1.91)
                                                       ----------------------------------------------------------------
Cash dividends declared per share                                                $      0.06  $      0.06  $      0.06
                                                       ----------------------------------------------------------------
Shares used in per-share calculations                   16,179,000   15,705,000   16,504,000   18,314,000   18,246,000

Financial Position
Cash and temporary investments                         $    67,115  $    56,835  $    45,769  $    66,933  $    61,828
Working capital                                             60,337       57,990       78,662       88,665       80,916
Property, plant and equipment, net                          19,658       20,861       30,152       33,654       40,601
Total assets                                               135,940      140,645      162,619      182,616      186,171
Convertible debentures                                      73,510       73,510       73,510       83,355       84,700
Shareholders' equity, net of treasury shares                 7,271       10,042       41,887       44,473       43,164

General Information and Ratios
Additions to property, plant and equipment             $     6,938  $     7,942  $    11,668  $    10,825  $    11,241
Revenue per average number of employees                        117          125          118          116          101
Employees at year-end                                        1,694        1,663        2,086        2,284        2,367
Shareholders of record at year-end                           2,225        2,709        3,108        3,340        3,302
Current ratio                                                  2.1          2.0          2.7          2.7          2.4
Debt to equity ratio                                          10.1          7.3          1.8          1.9          2.0
- - -----------------------------------------------------------------------------------------------------------------------

1 Results for fiscal year 1993 included a restructuring charge of $20.5 million, or $1.30 per share, associated with employee severance and related facilities costs. Results for fiscal year 1990 included a restructuring charge of $20.4 million, or $1.12 per share, for costs in connection with the downsizing of BBN Advanced Computers, consolidation of certain of the company's leased facilities, and severance and other costs.

2 Results for fiscal years 1992 and 1991 included an extraordinary gain of $3.6 million, or $.22 per share, and $.5 million, or $.03 per share, respectively, from the purchase and early retirement of $9.8 million and $1.3 million, respectively, of the company's 6% convertible subordinated debentures.

                          BOLT BERANEK AND NEWMAN INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FY1994 COMPARED TO FY1993
- - -------------------------

INTRODUCTION
        In FY1994, the company consisted of three operating units, the Systems and Technologies Division, BBN Software Products Corporation and LightStream Corporation. The Systems and Technologies Division ("Systems and Technologies") includes internetworking services and products, collaborative systems and acoustic technologies. BBN Software Products Corporation ("Software Products"), a wholly-owned subsidiary of the company, develops, markets and supports data analysis software products designed primarily for manufacturing, engineering and health industry applications. LightStream Corporation ("LightStream"), an 80%-owned subsidiary of the company, develops, markets and supports networking products based on Asynchronous Transfer Mode ("ATM") technology.

SUMMARY
        For the year ended June 30, 1994, the company had a loss of $7.8 million, or $.48 per share, on revenue of $196.1 million, compared to a loss of $32.3 million, or $2.05 per share, on revenue of $233.4 million for FY1993. Results for the prior year included a restructuring charge of $20.5 million, or $1.30 per share, and a gain of $3.2 million, or $.20 per share, resulting from the sale of the company's Advanced Simulation business in April 1993. The reduction in revenue from the prior year reflects the sale of the Advanced Simulation business and reduced defense communications systems revenue. The company's losses continue to reflect significant expenditures on its LightStream ATM switch, T/10[TM] Integrated Access Device and BBN/Cornerstone[TM] software while revenue from these new products remains financially insignificant. These losses were partially offset by operating income at Systems and Technologies.

        The company's objective is to achieve revenue growth in FY1995 and a return to profitability during the second half of the fiscal year. However, this outlook is strongly dependent upon achieving a significant increase in new product and services revenue. There can be no assurance that such an increase will be realized. The outlook could also be affected by further expenditures on commercial business opportunities available to the company.

        The company's overall strategy is to capitalize upon its technical expertise and problem solving experience in the internetworking, data analysis, collaborative and acoustic systems areas. This strategy is being implemented through five distinct and complementary business units. In addition to the established Systems and Technologies and Software Products operating units, the company in the past year has organized three early stage companies. LightStream Corporation was organized in October 1993 to develop and market ATM products, and in July 1994 the company formed BBN HARK Systems Corporation to develop and market speech recognition products. Computer speech recognition is an emerging market, and the company intends to increase its sales and marketing investment in this area. The company is also investing in the expansion of its Internet services business by organizing a new subsidiary, BBN Internet Services Corporation, which is being established to provide Internet services on a worldwide basis. The company's anticipated revenue growth is dependent upon its ability to continue to recruit entrepreneurial marketing and sales leadership, develop a support infrastructure and establish productive customer relationships, particularly in the commercial marketplace. The implementation of this strategy will require significant investment in sales and marketing.

        On August 19, 1994, BBN Internet Services Corporation acquired, from Stanford University, the Bay Area Regional Research Network ("BARRNET"), a leading provider of Internet services in the San Francisco Bay area, for approximately $6.5 million consisting principally of $2.0 million of cash, 270,270 shares of BBN's common stock and 200,000 shares of BBN Internet Services Corporation's common stock. The company may accelerate its plans to invest in expanding its Internet services activities. Such investments may include additional acquisitions and increased spending which could adversely affect the company's financial results for FY1995.

REVENUE

        Revenue decreased $37.3 million, or 16%, in FY1994 compared to FY1993. The reduction reflects approximately $25.3 million in FY1993 revenue provided by the company's former simulation unit as well as

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


declines in the company's defense communications systems business and lower revenue in FY1994 from its mature X.25 network products and RS/Series[TM] software.

        The company, like other companies doing business with the Department of Defense, has been adversely affected by reduced defense spending and expects this general decline and attendant increased competition within the defense industry to continue over the next several years. Uncertainty continues to exist on the size and scope of reductions in future defense budgets and their impact on the company's defense-related business. Further, there is the possibility that funding limitations could result in a reduction, delay, or cancellation of existing or emerging programs. These factors have reduced the company's U.S. government revenue and operating margins in recent fiscal years, and this trend is expected to continue at least through FY1995, particularly in the defense communications systems and acoustic and sensor systems areas.

        In FY1991, the Defense Information Systems Agency awarded the company a one-year contract in support of the Defense Data Network, with up to four one-year optional extensions. The company is currently performing under the third option year of the contract, valued at approximately $20 million, which will continue the company's existing activities through October 1994. The company now expects to be awarded the fourth option year of the contract, valued at approximately $15 million, which will continue these activities through October 1995. There can be no assurance that this activity will continue beyond October 1995. Approximately $21 million and $27 million of revenue has been recorded under the contract in FY1994 and FY1993, respectively.

        The company conducts its commercial businesses in environments characterized by intense competition, shortened product cycles and rapid technological change, which require significant research and development expenditures to develop new products which address emerging market requirements and to improve its existing products. The company's traditional commercial businesses, consisting principally of X.25 network products and RS/Series data analysis software products, continue to experience substantially lower revenue. In recent years, the company has been investing heavily in the development of new products, primarily the LightStream ATM switch and the T/10 Integrated Access Device in the networking area and BBN/Cornerstone data analysis software.

        Several important trends have adversely affected the company's X.25 network systems business, including the growth of desktop computing, the widespread installation of local area networks, increased transmission circuit speed and improved circuit quality. These trends have led to market requirements for networking technologies such as routers. The company's X.25 network systems business has experienced significantly lower revenue for several years. The company has discontinued certain of its traditional X.25 products and has substantially reduced its development and selling efforts relating to this business.

        Sales of the LightStream 2010 ATM switch, released in October 1993, have not been financially significant. Further, the emerging market for ATM products is very competitive, particularly from communications companies with marketing, distribution and resources more extensive than those available to LightStream. Accordingly, the success of LightStream's 2020 ATM switch, due to be released in the fall of 1994, will depend upon the timely development of the ATM market, and in particular the ATM enterprise switch market which is the market segment targeted by LightStream, the technological superiority of LightStream's products, their cost competitiveness and the development of strategic alliances and distribution channels. In the event these conditions are not achieved on a timely basis, the company's financial results will be adversely impacted.

        For several years, the company has been developing the T/10 Integrated Access Device designed to help customers consolidate traffic over a single enterprise network. Development delays and limited functionality have unfavorably affected the company's ability to generate sales, and revenue to date from the T/10 has not been financially significant. During FY1994, spending relating to the T/10 business was significantly reduced from prior year levels. Effective April 1, 1994, the T/10 activities were merged into Systems and Technologies. The T/10 effort is now being primarily focused on a few reseller opportunities, and accordingly, the future success of the T/10 is highly dependent upon the timely development of these opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The company's data analysis software products business has been affected by the growth of distributed processing and the associated use of personal computers, workstations, and other desktop computers. Most of the company's data analysis software products, primarily the RS/Series software, currently operate on minicomputer systems. As demand for minicomputer-based software declines, the company is experiencing substantially lower RS/Series software revenue and downward pressure on prices.

        In response to the trend toward desktop computing, Software Products introduced its BBN/Cornerstone software during the fourth quarter of FY1993. BBN/Cornerstone software is the first of a new series of data analysis software products specifically designed for use on desktop computers in a client/server environment. The initial release of BBN/Cornerstone software operates on Unix-based workstations, utilizing a number of established graphical user interfaces. Planned subsequent releases in the second half of FY1995 will operate on personal computers. The company is also working to more tightly integrate BBN/Cornerstone and its RS/Series software products. To date, sales of BBN/Cornerstone have been financially insignificant. Software Products also develops health industry applications software, including BBN/Clintrial[TM] software used to support clinical trials. In FY1994, BBN/ClinTRACE[TM], an adverse events tracking system, was also introduced to serve this market.

COST OF SALES
        Cost of services and products as a percentage of revenue was 66% in FY1994 compared to 64% in FY1993. The increase in the cost of sales percentage is principally due to a lower proportion of products revenue primarily as a result of the sale of the Advanced Simulation business and to competitive price pressures in the company's defense-related business. Services revenue, which typically contributes lower margins than products sales, represented 85% of total revenue in FY1994 compared to 75% in FY1993.

RESEARCH AND DEVELOPMENT EXPENSES
        The majority of the company's internally funded research and development spending is currently directed principally toward the LightStream ATM products, the T/10 and BBN/Cornerstone. Research and development expenses in FY1994 were $22.5 million compared to $34.0 million in FY1993. The reduction in FY1994 reflects lower spending for the T/10 program and BBN/Cornerstone as well as the sale of the Advanced Simulation business in FY1993. The company's continued significant investment in research and development is dependent upon the timely market acceptance of its new products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
        Selling, general and administrative expenses decreased $10.9 million in FY1994 from FY1993 primarily as a result of lower selling expenses in the defense communications systems business and at Software Products as well as the cost reduction actions taken in FY1993.

INTEREST
        Interest income increased $.7 million in FY1994 from FY1993 primarily in connection with a state tax refund.

OTHER INCOME
        Other income decreased $2.2 million in FY1994 from FY1993 primarily reflecting the $3.2 million gain in FY1993 resulting from the sale of the company's Advanced Simulation business and $.9 million in FY1994 resulting from lower than expected costs associated with a previously divested contract.

LIQUIDITY AND CAPITAL RESOURCES
        As of June 30, 1994, the company's cash and temporary investments, which consisted primarily of money market funds and short term U.S. government securities, were $67.1 million, an increase of $10.3 million from June 30, 1993. The increase is primarily attributable to the investment by UB Networks, Inc. in LightStream and cash proceeds from the sale of stock options.

        As a result of the FY1993 downsizing, the company has unutilized space which it is in the process of subleasing.

        In December 1992, the Board of Directors of the company voted to suspend the semiannual dividend of three cents per share. The company currently has no plans to reinstate a dividend.

MANAGEMENT CHANGES
        In January 1994, George H. Conrades became president and chief executive officer, succeeding Stephen R. Levy who remains as chairman of the board.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Mr. Conrades, 55, a former senior vice president of IBM who spent more than thirty years with that company, also became a director. In January 1994, LightStream named Jonathan C. Crane its president and chief executive officer and in June 1994, John T. Kish joined Software Products as its president and chief executive officer. In July 1994, Frank E. Heart, 65, president of the company's Systems and Technologies Division, retired after 28 years with the company. Searches are currently in process for a chief executive of both the newly formed speech and Internet subsidiaries, and the company is also actively recruiting for a number of marketing and sales positions throughout the company.

FY1993 COMPARED TO FY1992
- - -------------------------

        The management's discussion and analysis which follows reflects the company's organization in effect prior to FY1994. During FY1993 and FY1992, the company was organized in three divisions: BBN Systems and Technologies, which includes internetworking services, collaborative and acoustic technologies, and simulation systems; BBN Communications, which concentrates on defense communications systems and X.25 network products, and also included the company's ATM and T/10 activities; and BBN Software Products, which develops, markets and supports data analysis software products designed primarily for manufacturing, engineering and health industry applications. Effective July 1, 1993, BBN Systems and Technologies assumed responsibility for all of the company's X.25 network systems and defense communications businesses and performs virtually all government contracts for the company.

SUMMARY
        The company reported a loss of $32.3 million, or $2.05 per share, on revenue of $233.5 million in FY1993 compared to net income of $7.8 million, or $.46 per share, on revenue of $258.0 million in FY1992. Results for FY1993 included a restructuring charge of $20.5 million, or $1.30 per share, in connection with downsizing and staff reductions, and a gain of $3.2 million, or $.20 per share, from the sale of the company's Advanced Simulation business. Results for FY1992 included an extraordinary gain of $3.6 million, or $.22 per share, from the purchase and early retirement of $9.8 million (face value) of the company's 6% convertible subordinated debentures.
        The company reported a loss from operations (excluding the $20.5 million restructuring charge) of $11.9 million in FY1993 compared to income from operations of $6.9 million in FY1992. Operating results for FY1993 reflected significant losses at the former BBN Communications Division, arising from the high level of investment the company was expending for network products (the T/10 Integrated Access Device and the ATM switch), compounded by significant revenue declines in its defense communications systems business and lower demand for its mature X.25 network systems and data analysis software products.

REVENUE
        Revenue decreased $24.5 million, or 10%, in FY1993 compared to FY1992. The decrease primarily reflected significantly reduced defense communications systems revenue and to a lesser extent lower revenue from the company's mature
X.25 network systems and data analysis software products. These declines were partially offset by a revenue increase in the areas of advanced internetworking and acoustic systems.

COST OF SALES
        Cost of services and products as a percentage of revenue was 64% in FY1993 compared to 57% in FY1992. The increase in the cost of sales percentage primarily related to competitive price pressures in the company's defense-related business, declines in the company's X.25 network systems and data analysis software products businesses and inventory provisions. The lower cost of sales percentage for FY1992 also included a $2.9 million benefit relating the company's finalization of pricing in FY1992 for the Mobile Subscriber Equipment program which was substantially completed FY1993.

RESEARCH AND DEVELOPMENT EXPENSES
        Research and development expenses were $34.0 million in FY1993 compared to $33.7 million in FY1992. A significant portion of the company's internally funded research and development spending in FY1993 was directed toward the LightStream 2010, T/10 Integrated Access Device, BBN/Cornerstone software, and the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GT-200 Computer Image Generator in the Advanced Simulation business.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
        Selling, general and administrative expenses decreased $7.6 million in FY1993 compared to FY1992 which primarily reflected lower sales and marketing expenses at Software Products, lower sales expenses in the Advanced Simulation business and reduced administrative expenses caused mainly by reduction in personnel.

INTEREST
        Interest income decreased $1.0 million in FY1993 compared to FY1992 primarily attributable to a decline in short-term interest rates in FY1993.

OTHER INCOME
        In the fourth quarter of FY1993, the company sold the fixed assets, inventory and technology of its Advanced Simulation business to a subsidiary of Loral Corporation for $6.0 million in cash. In connection with the sale, the buyer assumed the lease obligation for the company's facility in Bellevue, Washington and leased from the company certain space occupied by the Advanced Simulation business in Massachusetts. More than 100 employees of the Advanced Simulation business moved to the buyer. The company retained accounts receivable of approximately $7.2 million associated with the Advanced Simulation business which have been collected. In FY1993, approximately $25.3 million of the company's revenue related to this business. Results for the fourth quarter of FY1993 included a gain of $3.2 million in connection with the sale.

INCOME TAXES
        In FY1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The adoption of SFAS 109 did not have a material impact on the company's consolidated financial position and results of operations.

RESTRUCTURING
        The company recorded a restructuring charge of $20.5 million in the second quarter of FY1993 primarily associated with employee severance and related facilities costs. Approximately one-half of the second quarter restructuring charge related to the estimated cost of unutilized space. The remainder of the restructuring charge reflected the company's downsizing and cost reduction efforts at its former BBN Communications Division, the consolidation of the company's defense business within the BBN Systems and Technologies Division, and the elimination of substantially all of the company's internal manufacturing capability.
        In FY1993, the company consolidated a number of senior management positions including those of chief executive officer and chief operating officer. The company also made management changes at its former BBN Communications Division and BBN Systems and Technologies Division, including replacing the presidents of those divisions.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     Year Ended June 30
Dollars in thousands, except per-share data                 1994           1993            1992
- - ---------------------------------------------------------------------------------------------------
Revenue:
     Services                                           $   165,759     $   175,917     $   181,088
     Products                                                30,345          57,536          76,908
                                                        -------------------------------------------
                                                            196,104         233,453         257,996
                                                        -------------------------------------------
Costs and expenses:
    Cost of services                                        118,147         120,411         116,376
    Cost of products                                         11,938          27,973          30,520
    Research and development expenses                        22,451          34,048          33,732
    Selling, general and administrative expenses             52,012          62,874          70,490
    Restructuring charge                                                     20,470
                                                        -------------------------------------------
                                                            204,548         265,776         251,118
                                                        -------------------------------------------
Income (loss) from operations                                (8,444)        (32,323)          6,878
Interest income                                               2,190           1,446           2,452
Interest expense                                             (4,606)         (4,511)         (4,830)
Minority interest                                             2,071
Other income (expense), net                                     965           3,124            (347)
                                                        -------------------------------------------
Income (loss) before extraordinary item                      (7,824)        (32,264)          4,153
Extraordinary item                                                                            3,648
                                                        -------------------------------------------
Net income (loss)                                       $    (7,824)    $   (32,264)    $     7,801
                                                        -------------------------------------------
Per-share amounts:
    Income (loss) before extraordinary item             $     (0.48)    $     (2.05)    $      0.24
    Extraordinary item                                                                         0.22
                                                        -------------------------------------------
    Net income (loss)                                   $     (0.48)    $     (2.05)    $      0.46
- - ---------------------------------------------------------------------------------------------------
Shares used in per-share calculations                    16,179,000      15,705,000      16,504,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                              June 30
Dollars in thousands                                                    1994              1993
- - ------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and temporary investments                                   $ 67,115          $ 56,835
     Accounts receivable, net                                           41,503            49,676
     Inventories, net                                                    1,114             1,830
     Other current assets                                                3,592             6,742
                                                                      --------------------------
         Total current assets                                          113,324           115,083
Property, plant and equipment, net                                      19,658            20,861
Other assets                                                             2,958             4,701
                                                                      --------------------------
         Total assets                                                 $135,940          $140,645
- - ------------------------------------------------------------------------------------------------
LIABILITES AND SHAREHOLDERS' EQUITY
Current liabilites:
    Accounts payable                                                  $  4,279          $  2,891
    Accrued compensation and retirement plan contributions               5,198             3,600
    Accrued restructuring charges                                       12,566            18,343
    Accrued contract costs                                               1,414             3,392
    Other accrued costs                                                 18,418            17,529
    Deferred revenue                                                    11,112            11,338
                                                                      --------------------------
        Total current liabilities                                       52,987            57,093
                                                                      --------------------------
6% convertible subordinated debentures due 2012                         73,510            73,510

Minority interest                                                        2,172

Commitments and contingencies

Shareholders' equity:
     Common stock $1.00 par value, authorized:  100,000,000 shares;
        issued: 1994, 21,253,890 shares; 1993, 20,710,223 shares        21,254            20,710
     Additional paid-in capital                                         55,916            52,093
     Foreign currency translation adjustment                               337              (206)
     Retained deficit                                                  (36,127)          (28,303)
                                                                      --------------------------
                                                                        41,380            44,294
     Less shares in treasury, at cost:  1994, 4,797,734 shares;
        1993, 4,817,936 shares                                          34,109            34,252
                                                                      --------------------------
          Total shareholders' equity                                     7,271            10,042
                                                                      --------------------------
          Total liabilities and shareholders' equity                  $135,940          $140,645
- - ------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                               Common                 Foreign
                                                Stock     Additional  Currency  Retained                       Total
                                                $1.00       Paid-In Translation Earnings        Treasury     Shareholders'
Dollars in thousands, except per-share data    Par Value    Capital  Adjustment (Deficit)        Shares         Equity
- - ------------------------------------------------------------------------------------------------------------------------
June 30, 1991                                   $20,082     $50,052     $ 225   $ (2,898)       $(22,988)       $ 44,473
Stock option and other activity, net                  3          30                                                   33
Stock issued under
     employee stock purchase plan                   330       1,072                                                1,402
Purchase of treasury shares                                                                      (10,541)        (10,541)
Foreign currency translation adjustment                                  (339)                                      (339)
Net income                                                                         7,801                           7,801
Cash dividends - $.06 per share                                                     (942)                           (942)
                                                ------------------------------------------------------------------------
June 30, 1992                                    20,415      51,154      (114)     3,961         (33,529)         41,887
Stock option and other activity, net                 12          97                                                  109
Stock issued under
     employee stock purchase plan                   283         842                                                1,125
Purchase of treasury shares                                                                         (723)           (723)
Foreign currency translation adjustment                                   (92)                                       (92)
Net loss                                                                         (32,264)                        (32,264)
                                                ------------------------------------------------------------------------
June 30, 1993                                    20,710      52,093      (206)   (28,303)        (34,252)         10,042
Stock option and other activity, net                359       1,393                                                1,752
Stock issued under
     employee stock purchase plan                   185       1,334                                                1,519
Sale of subsidiary stock                                        990                                                  990
Treasury shares issued                                          106                                  143             249
Foreign currency translation adjustment                                   543                                        543
Net loss                                                                          (7,824)                         (7,824)
                                                ------------------------------------------------------------------------
June 30, 1994                                   $21,254     $55,916     $ 337   $(36,127)       $(34,109)       $  7,271
- - ------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                Year Ended June 30
Dollars in thousands                                                      1994        1993         1992
- - ---------------------------------------------------------------------------------------------------------
Cash flows from operating activites:
     Net income (loss)                                                  $(7,824)    $(32,264)     $ 7,801
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activites:
            Depreciation and amortization                                 9,136       11,700       14,449
            Amortization of purchased and capitalized software            1,419        1,418        1,515
            Gain from sale of Advanced Simulation business                            (3,191)
            Extraordinary gain                                                                     (3,648)
            Provision for allowances for accounts receivable                405          703        1,796
            Provision for inventories                                                  2,293           83
            Restructuring charge                                                      20,470
            Change in assets and liabilites:
               Accounts receivable                                        7,768       16,502       (5,425)
               Inventories                                                  716          983         (501)
               Income taxes, net                                           (276)       1,454         (831)
               Accounts payable and other liablities                      2,209       (1,223)         268
               Restructuring expenditures                                (5,777)      (6,651)      (1,797)
               Deferred revenue                                            (226)        (638)      (3,992)
               Other                                                      1,300        2,003       (1,326)
                                                                        ---------------------------------
               Total adjustments                                         16,674       45,823          591
                                                                        ---------------------------------
                  Net cash provided by operating activites                8,850       13,559        8,392
                                                                        ---------------------------------
Cash flows from investing activites:
     Additions to property, plant and equipment                          (6,938)      (7,942)     (11,668)
     Proceeds from sale of Advanced Simulation business                                6,000
                                                                        ---------------------------------
                  Net cash used by investing activites                   (6,938)      (1,942)     (11,668)
                                                                        ---------------------------------
Cash flows from financing activites:
     Reduction of equipment loan and capital leases                         (62)        (589)      (1,597)
     Purchase of 6% convertible subordinated debentures                                            (6,190)
     Proceeds from employee stock purchase and option plans               3,217        1,234        1,435
     Proceeds from sale of subsidiary stock                               5,000
     (Purchase)/sale of treasury shares                                     213         (723)     (10,541)
     Dividends paid                                                                     (473)        (995)
                                                                        ---------------------------------
                  Net cash provided (used) by financing activites         8,368         (551)     (17,888)
                                                                        ---------------------------------
Net increase (decrease) in cash and temporary investments                10,280       11,066      (21,164)
Cash and temporary investments at beginning of the year                  56,835       45,769       66,933
                                                                        ---------------------------------
Cash and temporary investments at end of year                           $67,115     $ 56,835     $ 45,769
- - ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- - ------------------------------------------

PRINCIPLES OF CONSOLIDATION
        The consolidated financial statements include the accounts of the company and its majority- and wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain amounts reported in prior years have been reclassified to be consistent with the current year's presentation.

REVENUE RECOGNITION
        Revenue from cost-reimbursement contracts, principally consisting of services, is recorded as costs are incurred and fees are earned. Revenue from fixed-price contracts, relating to services and certain systems, is recognized using the percentage-of-completion method of accounting in the proportion that costs incurred bear to total estimated costs at completion. Losses, if any, are provided for in the period in which the loss is determined. Products revenue is recognized at the time of shipment.

GAIN ON ISSUANCE OF STOCK BY SUBSIDIARIES
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the company records the increase as a gain in its consolidated statements of operations. Otherwise, the company records the increase as an equity transaction which is reflected in the consolidated statements of shareholders' equity as a gain on the sale of subsidiary stock.

CASH AND TEMPORARY INVESTMENTS
        For purposes of the consolidated statements of cash flows, cash includes all cash and temporary investments, generally with original maturities of three months or less, carried at original cost plus accrued interest, which approximates market value. At June 30, 1994 and 1993, temporary investments consisted principally of money market funds (invested in U.S. government securities and other highly rated financial instruments) and U.S. government securities.

INVENTORIES
        Inventories are stated at the lower of cost (using the first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
        Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease period or their estimated useful lives using the straight-line method. Maintenance and repairs are charged to expense as incurred; improvements are capitalized. Beginning in fiscal year 1994, the company's policy is to remove the amounts related to fully-depreciated assets from its accounting records.

SOFTWARE COSTS
        The company capitalizes purchased software technology and certain internally developed computer software costs to be sold or otherwise marketed to customers. Costs incurred internally after establishing technological feasibility and before general release of a computer software product are amortized over 3 years. Costs incurred for purchased software technology are amortized over periods up to 7 years.

FOREIGN CURRENCY TRANSLATION
        The assets and liabilities of the company's foreign subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates for the year. Translation gains and losses are accumulated as a separate component of shareholders' equity. Transaction gains and losses, which are immaterial, are included in "Other income (expense), net" in the consolidated statements of operations.

INCOME TAXES
        A deferred tax asset or liability is determined based on both the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse, and the future tax benefit to be derived from tax loss and tax credit carryforwards. A valuation allowance has been established to reflect the likelihood of realization of deferred tax assets.

NET INCOME (LOSS) PER SHARE
        Net income (loss) per share is calculated based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of dilutive stock options. The company's 6% convertible subordinated debentures are not considered common stock equivalents for per-share calculations. Common equivalent shares were anti-dilutive in fiscal years 1994 and 1993 and, therefore, were excluded from the net loss per-share calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable
- - -------------------
Consolidated accounts receivable consisted of the following:
                                                              June 30
Dollars in thousands                                     1994         1993
- - ----------------------------------------------------------------------------
U.S. government:    Billed                              $14,579      $19,747
                    Unbilled                             18,237       22,855
                                                        --------------------
                                                         32,816       42,602
                    Contract allowances                  (7,964)      (8,499)
                                                        --------------------
                                                         24,852       34,103
                                                        --------------------
Other customers:    Billed                               15,874       15,013
                    Unbilled                              1,187          973
                                                        --------------------
                                                         17,061       15,986
                    Allowances for doubtful accounts       (410)        (413)
                                                        --------------------
                                                         16,651       15,573
                                                        --------------------
                                                        $41,503      $49,676
- - ----------------------------------------------------------------------------

Unbilled amounts represent receivables for work performed for which billings had not been presented to the customers or which were not yet contractually billable. Unbilled receivables, except for retentions, are generally billed and collected within one year. Retentions amounted to $3,662,000 and $6,078,000 at June 30, 1994 and 1993, respectively. A significant portion of the retentions at June 30, 1994 is anticipated to be collected after fiscal year 1995.

Inventories
- - -----------
Consolidated inventories consisted of the following:
                                                              June 30
Dollars in thousands                                     1994         1993
- - ---------------------------------------------------------------------------
Materials and purchased parts                           $   71       $  998
Work in progress                                                        832
Finished goods                                           1,043
                                                        -------------------
                                                        $1,114       $1,830
- - ---------------------------------------------------------------------------

The company has entered into outsourcing arrangements for the manufacture of certain of its internetworking products. Under these agreements, in the event the company discontinues the manufacture and shipment of any of these products, the company would be liable for the cost of the related materials on hand at the manufacturer. The cost of these materials at June 30, 1994 (which is not reflected in the company's accounting records) was approximately $1,600,000.

Property, Plant and Equipment
- - -----------------------------
Consolidated property, plant and equipment consisted of the following:
                                                         June 30
Dollars in thousands                              1994           1993
- - ----------------------------------------------------------------------
Land                                            $  3,983      $  3,983
Buildings                                          1,947         2,051
Computer equipment and machinery                  79,034       114,029
Furniture and fixtures                             5,184        10,335
Leasehold improvements                            14,056        20,066
Construction in progress                                           214
                                                ----------------------
                                                 104,204       150,678
Less accumulated depreciation and amortization    84,546       129,817
                                                ----------------------
                                                $ 19,658      $ 20,861
- - ----------------------------------------------------------------------

In fiscal year 1994, the company eliminated from its accounts a significant portion of the cost and accumulated depreciation of property, plant and equipment which is fully depreciated and no longer in use.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONVERTIBLE SUBORDINATED DEBENTURES
- - -----------------------------------
        The 6% convertible subordinated debentures due 2012 (the "debentures") may be converted into the company's common stock at a price of $30.00 per share any time prior to maturity. The company has reserved 2,823,000 shares of its authorized but unissued common stock to be available for the conversion of the debentures. The debentures are unsecured obligations of the company and are subordinated in right of payment to all of the company's senior indebtedness. Debt issuance costs are being amortized over the term of the debentures. The unamortized balance at June 30, 1994 of $1,152,000 is included in "Other assets" in the consolidated balance sheets. The fair market value of the debentures, which is based on quoted market prices, was $50,722,000 at June 30, 1994.

        Beginning April 1, 1998, the company is required to contribute to a sinking fund with annual payments equal to 5% of the aggregate principal amount issued. The sinking fund is calculated to retire 70% of the original debentures prior to maturity. The debentures are redeemable at the company's option. However, redemption of the debentures prior to April 1, 1998 requires payment of a premium. None of the debentures have been redeemed.

        In August 1990, the Board of Directors authorized the company to expend from time to time in open market or negotiated transactions up to $15,000,000 for the purchase at a discount of its debentures. Any debenture purchased may be utilized to satisfy sinking fund requirements. In fiscal year 1992, $6,190,000 was expended under this authorization for the purchase and early retirement of $9,845,000 (face value) of debentures resulting in an extraordinary gain of $3,648,000. No income taxes were applied to the extraordinary gain primarily due to the availability of net operating loss carryforwards. As of June 30, 1994, $7,027,000 has been expended to date under this authorization for the purchase and early retirement of $11,190,000 (face value) of debentures. By utilizing the $11,190,000 of debentures purchased by the company, contributions to satisfy the annual sinking fund requirements can be deferred until April 1, 2000.

LEASES
- - ------

Operating lease commitments for real estate at June 30, 1994 consisted of the following:

                                   Real Estate
                                      Lease
Dollars in thousands               Commitments
- - ----------------------------------------------
Year ending June 30     1995         $14,314
                        1996          12,322
                        1997          12,141
                        1998          11,522
                        1999           5,837
                      Remainder       28,337
                                     -------
Total minimum lease payments         $84,473
- - ----------------------------------------------

        The company leases a majority of its facilities under long-term operating leases which generally provide for renewal options and options to purchase the leased property. Although in most cases such leases will be renewed or replaced by other leases in the normal course of business, consolidation of certain of the company's leased facilities has resulted in diminished need for such renewals and replacements. The company is actively pursuing subletting certain of its leased facilities.

        Total rent expenditures, net of sublet income, under all operating leases and rental agreements amounted to $16,980,000, $18,180,000 and $18,560,000 in fiscal years 1994, 1993 and 1992, respectively.

COMMON STOCK
- - ------------

        The Board of Directors authorized the purchase of up to an aggregate of 2,000,000 shares of the company's common stock under which approximately 60,000 additional shares may be purchased. In fiscal years 1993 and 1992, the company purchased 178,500 shares and 2,112,000 shares, respectively, for $723,000 and $10,541,000, respectively. The fiscal year 1992 purchase included 988,000 shares purchased under a separately authorized transaction at a small discount from the market price at the time of the transaction. Approximately 4,920,000 shares costing approximately $35,400,000 have been purchased under the repurchase program and the other separately authorized transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        In December 1993, in connection with his hiring, an executive officer of the company made an investment of $212,500 in the company by purchasing from the company 20,202 restricted shares of the company's common stock at a 15% discount from the closing market price on the date of the transaction. The restricted shares were treasury shares and were not registered under the Securities Act of 1933 and may not be sold, assigned, pledged, or otherwise transferred before the lesser of two years or the filing of an effective registration statement under the Act.

        The company has a Common Stock Rights Plan (the "plan") to protect the interests of the company's shareholders. Under the plan, holders of each share of the company's common stock have the right to purchase one additional share of common stock at $90 per share, subject to adjustment, exercisable under certain defined conditions. In the event that the rights become exercisable due to an acquisition of the company or under certain other conditions, holders of the rights would be entitled to purchase common stock of the surviving company having a value of two times the exercise price of the rights. The holder of a right is not entitled to vote or receive dividends until the right is exercised. The rights are redeemable by action of the Board of Directors at $.01 per right. The company is not currently aware of any activities which would cause the rights to become exercisable.

EMPLOYEE BENEFIT PLANS
- - ----------------------
STOCK COMPENSATION PLANS

        Under the company's stock option plan, key employees may be granted options enabling them to purchase shares of the company's common stock at a price of not less than 50% of the fair market value of the common stock on the date of grant. All options granted in fiscal years 1994, 1993 and 1992 were at fair market value on the dates of grant. The plan provides that directors who are not employees of the company receive a non-qualified option for 10,000 shares. The plan also provides for granting of other stock-based awards at the discretion of the Board of Directors and for granting of incentive stock options. Options vest generally over four years and expire not more than ten years from the dates of grant. Options which are cancelled become available for future grants.

The changes in stock options outstanding for the three years ended
June 30, 1994 were as follows:
                                                                     Range of
                                                       Number      Option Prices
Shares in thousands                                   of Shares      Per Share
- - --------------------------------------------------------------------------------
Outstanding at June 30, 1991 (40 exercisable)           1,153     $4.13 - $20.75
  Granted                                                 604      5.00 -   5.75
  Exercised                                                (3)     5.00
  Cancelled                                               (77)     5.00 -  20.75
- - --------------------------------------------------------------------------------
Outstanding at June 30, 1992 (141 exercisable)          1,677      4.63 -   7.63
  Granted                                                 170      5.00
  Exercised                                               (12)     5.00
  Cancelled                                              (318)     5.00 -  14.25
- - --------------------------------------------------------------------------------
Outstanding at June 30, 1993 (446 exercisable)          1,517      4.63 -   7.63
  Granted                                               1,374      9.75 -  15.25
  Exercised                                              (376)     5.00 -   6.88
  Cancelled                                               (65)     5.00 -  12.63
- - --------------------------------------------------------------------------------
Outstanding at June 30, 1994 (635 exercisable)          2,450      4.63 -  15.25
- - --------------------------------------------------------------------------------
Options granted in fiscal year 1994 include 350,000 conditional options which are subject to shareholder approval at the 1994 Annual Meeting.

At June 30, 1994 and 1993, 73,000 shares and 1,051,000 shares, respectively, of authorized but unissued common stock were reserved and available for granting additional options. The shares reserved at June 30, 1994 do not include the 350,000 conditional options granted in fiscal year 1994.

        In fiscal year 1994, LightStream Corporation, the company's 80%-owned subsidiary, adopted a stock option plan under which its employees may be granted options enabling the purchase of up to 1,300,000 shares at the fair value of the common stock on the date of grant. Additionally, under a separate plan 300,000 shares of LightStream Corporation's common stock issued to BBN at the time LightStream Corporation was formed are reserved for award to employees of BBN. Options granted under both of these plans are only exercisable 90 days after the closing of an initial public offering of LightStream Corporation's common stock. As of June 30, 1994, options to purchase 1,229,000 shares of LightStream Corporation's common stock were outstanding. As of June 30, 1994, LightStream Corporation had 11,300,000 shares of authorized common stock of which 10,000,000 shares were outstanding.

        In fiscal year 1994, Software Products Corporation, the company's wholly-owned subsidiary, adopted a stock

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

option plan under which employees of the company and Software Products Corporation may be granted options enabling the purchase of up to 1,000,000 shares at the fair value of the common stock on the date of grant. Options granted under this plan are only exercisable 90 days after the closing of an initial public offering of Software Products Corporation's common stock. As of June 30, 1994, options to purchase 940,000 shares of Software Products Corporation's common stock were outstanding. As of June 30, 1994, Software Products Corporation had 11,000,000 shares of authorized common stock of which 10,000,000 shares were outstanding.

EMPLOYEE STOCK PURCHASE PLAN
        Under the company's 1983 Stock Purchase Plan, an aggregate of 3,600,000 shares of common stock were made available for purchase by employees who have completed at least six months of continuous service in the employ of the company, upon exercise of options granted semi-annually. The options are exercisable six months after grant, at the lower of 85% of the fair market value of the common stock at the beginning or the end of the six-month period, but in no event for less than the company's net book value per share as of the end of the quarter next preceding the exercise, through accumulation of payroll deductions ranging from 2% to 10% of each participating employee's compensation, as defined, but in no event more than $3,000 or 400 shares during any six-month option period prior to June 30, 1994. Effective July 1, 1994, the maximum number of shares a participant may acquire in any six-month option period is 1,000 through the accumulation of payroll deductions which may not exceed $12,500.
        Options were exercised to purchase 185,000, 283,000 and 330,000 shares for a total of $1,519,000, $1,125,000 and $1,402,000 in fiscal years 1994, 1993 and 1992, respectively. At June 30, 1994, 687,000 shares of authorized but unissued common stock were reserved for future issuance under this plan.

RETIREMENT PLAN
        The company has a defined contribution retirement plan covering substantially all of its domestic employees. The company's contribution to the plan is discretionary and is based on a percentage of employees' eligible compensation, as defined. Employees may also contribute to the plan. The company's total costs pursuant its retirement plan were $5,517,000, $6,515,000 and $6,535,000 in fiscal years 1994, 1993 and 1992, respectively. Effective July 1, 1994, the company adopted an amendment to its retirement plan which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the plan through payroll deductions within the statutory limitations and subject to any limitations included in the plan. The plan provides for matching contributions by the company up to a maximum of $500 per employee annually.

INCENTIVE COMPENSATION PLANS
        The company maintains incentive compensation plans for key employees, including its executive management. Awards under these plans are paid in recognition of individual contribution to divisional or corporate performance as determined by management or the Compensation and Stock Option Committee of the Board of Directors. Total costs pursuant to the company's incentive compensation plans were $1,820,000, $510,000 and $460,000 in fiscal years 1994, 1993 and 1992, respectively.

RESEARCH AND DEVELOPMENT COSTS
- - ------------------------------
        The company performs research and development under contracts principally with the U.S. government. Costs incurred under these contracts are charged to "Cost of services" in the consolidated statements of operations as the related services revenue is recorded. Costs classified as "Research and development expenses" in the consolidated statements of operations are costs incurred under internally initiated programs, including independent research and development as defined by government procurement regulations.

COMMITMENTS AND CONTINGENCIES
- - -----------------------------
        The company, like other companies doing business with the U.S. government, is subject to routine audit, and in certain circumstances to inquiry, review, or investigation, by U.S. government agencies, of its compliance with government procurement policies and practices. In April 1991, the company was informed that it was the subject of an investigation by U.S. government agencies of its compliance with certain government procurement policies and practices. No allegations have been made by the government agencies. Based upon government procurement regulations, under certain circumstances a contractor violating or not complying with procurement regulations can be subject to legal or administative proceedings, including fines and penalties, as well as be suspended or debarred from contracting with the government. The company's policy has been and continues to be to conduct its activities in compliance with all applicable rules and regulations.
        The company is subject to other legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the results of these other legal proceedings and claims will not have a material effect on the company's consolidated financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INCOME TAXES
- - ------------
        In fiscal year 1993, the company adopted Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). As
permitted under the new statement, prior years' financial statements were not restated. The cumulative effect of adopting SFAS 109 is not material.

                                                                               Year Ended June 30
Dollars in thousands                                                     1994         1993       1992
- - -------------------------------------------------------------------------------------------------------
The components of domestic and foreign income (loss)
  before income taxes were as follows:
Domestic                                                                $ (7,870)    $(31,014)  $ 4,526
Foreign                                                                       46       (1,250)     (373)
                                                                        -------------------------------
Income (loss) before income taxes                                       $ (7,824)    $(32,264)  $ 4,153
- - -------------------------------------------------------------------------------------------------------
The provision (benefit) for income taxes consisted of the following:
Currently payable:
     Federal                                                            $            $          $
     State                                                                    50           78        63
     Foreign                                                                 105                     19
                                                                        -------------------------------
                                                                             155           78        82
Deferred:
     Federal                                                                (155)         (78)      (82)
                                                                        -------------------------------
Provision (benefit) for income taxes                                    $            $          $
- - -------------------------------------------------------------------------------------------------------
The deferred provision (benefit) for income taxes consisted
  of the following:
Net temporary differences without tax (provision) benefit               $ (2,169)    $  6,051   $(2,158)
Revenue not contractually billlable                                         (618)        (960)     (693)
Excess of book over tax depreciation and amortization                       (284)        (127)    1,185
Provisions not currently deductible                                        3,109       (4,928)    1,696
Other, net                                                                  (193)        (114)     (112)
                                                                        -------------------------------
Deferred provision (benefit) for income taxes                           $   (155)    $    (78)  $   (82)
- - -------------------------------------------------------------------------------------------------------
The provision (benefit) for income taxes differs from the amount computed using the statutory rate as follows:
Tax provision at the federal statutory rate                             $ (2,660)    $(10,970)  $ 1,412
Net temporary differences without tax (provision) benefit                 (2,169)       6,051    (2,158)
Research and investment tax credits                                         (704)      (1,068)     (874)
Minority interest                                                           (704)
Domestic losses without current tax benefit                                6,098        6,016     1,600
State taxes, net                                                              33           51        42
Other, net                                                                   106          (80)      (22)
                                                                        -------------------------------
                                                                        $            $          $
- - -------------------------------------------------------------------------------------------------------
No deferred taxes have been recognized in the consolidated balance sheets at June 30, 1994 and 1993. The components were as follows:
Accruals and reserves not deducted for tax purposes                     $ 14,197     $ 16,389
Net operating loss carryforwards                                          12,152        6,070
Tax credit carryforwards                                                   7,346        6,185
Depreciation and amortization                                              3,690        3,193
Deferred revenue                                                          (3,586)      (4,204)
Other, net                                                                   622          523
                                                                        ----------------------
                                                                        $ 34,421     $ 28,156
Valuation allowance                                                      (34,421)     (28,156)
                                                                        ----------------------
                                                                        $            $
- - -------------------------------------------------------------------------------------------------------

The net operating losses and general business tax credits expire in fiscal years 1997 through 2009. A portion of the net operating loss carryforward is related to a fiscal year 1987 acquisition and is subject to certain limitations.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CASH FLOW INFORMATION
- - ----------------------------------
Cash paid and received for income taxes and interest was as follows:

                                         Year Ended June 30
Dollars in thousands                 1994       1993       1992
- - ----------------------------------------------------------------
Cash paid for:
     Income taxes                    $  215    $  246     $  452
     Interest                         4,438     4,453      4,914
Cash received for:
     Income tax refunds                 309     3,091        461

Income tax refunds received in fiscal year 1993 included $805,000 of interest.

RESTRUCTURING CHARGE
- - --------------------

        Operating results for fiscal year 1993 included a restructuring charge of $20,470,000 primarily associated with employee severance and related facilities costs, reflecting a reduction of employment of approximately 300 employees in fiscal year 1993.

OTHER INCOME
- - ------------

        Other income in fiscal year 1994 includes approximately $900,000 resulting from lower than expected costs associated with a previously divested contract.
        In the fourth quarter of fiscal year 1993, the company sold the fixed assets, inventory and technology of its Advanced Simulation business for $6,000,000 in cash. Results for the fourth quarter of fiscal year 1993 included a gain of $3,191,000 in connection with the sale.


FOREIGN CURRENCY TRANSACTIONS
- - -----------------------------

        The company may enter into foreign exchange contracts to hedge certain of its exposures to foreign currency fluctuations. Gains or losses resulting from these contracts are offset against the effects of the foreign currency translation. At June 30, 1994 and 1993, the company had foreign exchange contracts with maturities of three months or less to sell $750,000 and $1,940,000, respectively, of foreign currencies.

FORMATION OF LIGHTSTREAM CORPORATION
- - ------------------------------------

        In October 1993, the company and UB Networks, Inc. (formerly Ungermann-Bass Inc.) combined technology, staff and other resources to form LightStream Corporation, an ATM networking company, which is approximately 80% owned by the company and a 20% minority interest owned by UB Networks, Inc. The company and UB Networks, Inc. contributed $15,000,000 and $5,000,000 in cash, respectively, to fund the enterprise and each signed non-exclusive Original Equipment Manufacturer agreements with LightStream Corporation under which both the company and UB Networks, Inc. will distribute LightStream Corporation's products. The company recorded an increase of approximately $990,000 in both its investment in LightStream Corporation and in its additional paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENT INFORMATION
- - -------------------
BUSINESS SEGMENTS

        For fiscal year 1994, in order to provide a better understanding of the company's performance, the company has revised its business segments:
"Internetworking" which consists of the networking activities of its Systems and Technologies Division, including network services, defense communications, X.25 network systems and the T/10 Integrated Access Device business activities; internet services; and the activities of its LightStream subsidiary; "Data analysis software" which consists primarily of its Software Products subsidiary; and "Collaborative systems and acoustic technologies" which includes the Systems and Technologies Division's services in distributed computing, education technology, speech processing (including HARK systems) and sensor systems and acoustic engineering. In fiscal years 1993 and 1992 the Collaborative systems and acoustic technologies segment included the results of the company's former simulation business. The following is a summary of business segments information for the fiscal years ended June 30, 1994, 1993 and 1992, respectively. Information for fiscal years 1993 and 1992 has been restated to reflect the change in business segments. All data are shown net of intersegment transactions.

                                                                  Year Ended June 30
Dollars in thousands                                     1994            1993            1992
- - ------------------------------------------------------------------------------------------------
Revenue:
  Internetworking                                       $ 76,344        $ 91,936        $111,667
  Data analysis software                                  35,760          38,151          43,438
  Collaborative systems and acoustic technologies         84,000         103,366         102,891
                                                        ----------------------------------------
                                                        $196,104        $233,453        $257,996
                                                        ----------------------------------------
Income (loss) from operations:
  Internetworking                                       $(11,276)       $(32,411)       $  1,823
  Data analysis software                                     309          (5,347)         (1,244)
  Collaborative systems and acoustic technologies          3,523           5,435           6,299
  Unallocated corporate costs                             (1,000)
                                                        ----------------------------------------
                                                        $ (8,444)       $(32,323)       $  6,878
                                                        ----------------------------------------
U.S. government sales:
  Internetworking                                       $ 48,884        $ 66,175        $ 80,633
  Data analysis software                                   1,377           1,607           1,830
  Collaborative systems and acoustic technologies         80,303          76,655          78,684
                                                        ----------------------------------------
                                                        $130,564        $144,437        $161,147
                                                        ----------------------------------------
Depreciation and amortization:
  Internetworking                                       $  4,835        $  5,862        $  7,558
  Data analysis software                                   3,282           3,870           4,173
  Collaborative systems and acoustic technologies          2,438           3,386           4,233
                                                        ----------------------------------------
                                                        $ 10,555        $ 13,118        $ 15,964
                                                        ----------------------------------------
Identifiable assets:
  Internetworking                                       $ 38,076        $ 34,865        $ 42,772
  Data analysis software                                  15,954          16,602          21,951
  Collaborative systems and acoustic technologies         23,085          28,913          46,930
  Corporate                                               58,825          60,265          50,966
                                                        ----------------------------------------
                                                        $135,940        $140,645        $162,619
                                                        ----------------------------------------
Capital expenditures:
  Internetworking                                       $  3,677        $  3,315        $  4,306
  Data analysis software                                   1,351           2,069           2,207
  Collaborative systems and acoustic technologies          1,598           2,369           4,778
  Corporate                                                  312             189             377
                                                        ----------------------------------------
                                                        $  6,938        $  7,942        $ 11,668
                                                        ----------------------------------------

GEOGRAPHIC SEGMENTS
        Revenue includes U.S. export sales primarily to Western Europe and Japan of $27,300,000, $51,100,000 and $52,800,000 in fiscal years 1994, 1993 and 1992, respectively.

                                              REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Board of Directors
Bolt Beranek and Newman Inc.
Cambridge, Massachusetts:

        We have audited the consolidated balance sheets of Bolt Beranek and Newman Inc., at June 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bolt Beranek and Newman Inc., at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND

Boston, Massachusetts
August 11, 1994
                                 39

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended June 30, 1994 and 1993 was as follows:

                                                                    Three Months Ended         Year Ended
1994                                          Sept. 30        Dec. 31   March 31     June 30    June 30,
Dollars in thousands, except per-share data     1993           1993       1994        1994        1994
- - ----------------------------------------------------------------------------------------------------------
Revenue:
     Services                                   $42,795       $40,448    $40,847     $41,669    $165,759
     Products                                     7,135         7,959      7,678       7,573      30,345
                                              ------------------------------------------------------------
                                                $49,930       $48,407    $48,525     $49,242    $196,104
                                              ------------------------------------------------------------
Gross margin                                    $16,083       $16,450    $15,634     $17,852    $ 66,019
Loss from operations                             (1,524)       (2,528)    (2,356)     (2,036)     (8,444)
Net loss                                         (1,947)       (1,666)    (2,259)     (1,952)     (7,824)
Net loss per share                                 (.12)         (.10)      (.14)       (.12)       (.48)
Sales price of common stock:            High     14 3/4        13 7/8     21 1/2      16 5/8
                                        Low       7 3/8         8 3/8     11 3/4      10 1/8
- - ----------------------------------------------------------------------------------------------------------

                                                                    Three Months Ended         Year Ended
1993                                            Sept. 30      Dec. 31  March 31     June 30      June 30,
Dollars in thousands, except per-share data       1992         1992      1993         1993        1993
- - ----------------------------------------------------------------------------------------------------------
Revenue:
     Services                                   $46,769       $42,031    $42,234     $44,883    $175,917
     Products                                    17,750        17,722     12,579       9,485      57,536
                                              ------------------------------------------------------------
                                                $64,519       $59,753    $54,813     $54,368    $233,453
                                              ------------------------------------------------------------
Gross margin                                    $25,706       $22,383    $18,588     $18,392    $ 85,069
Income (loss) from operations                       829       (24,342)    (5,704)     (3,106)    (32,323)
Net income (loss)                                   128       (25,135)    (6,640)       (617)    (32,264)
Net income (loss) per share                         .01         (1.61)      (.42)       (.04)      (2.05)

Sales price of common stock:            High      4 3/4         5 5/8      6 1/4       8 1/2
                                         Low      3 3/4         3 5/8      4 1/4       4 1/4
- - ----------------------------------------------------------------------------------------------------------

During the second quarter of fiscal year 1993, the Company recorded a restructuring charge of $20.5 million, or $1.30 per share (see accompanying notes to consolidated financial statements).
                                                   40